SERIES DESIGNATION

In accordance with the Limited Liability Company Agreement of Getaway Collection LLC (the "Company") dated July 8, 2022 (the "Agreement") and upon the execution of this designation by the Company and Sucasa Technologies, Inc. in its capacity as Managing Member of the Company and Initial Member of WESTERN, a series of Getaway Collection LLC ("WESTERN"), this exhibit shall be attached to, and deemed incorporated in its entirety into, the Agreement.

References to Sections and ARTICLES set forth herein are references to Sections and ARTICLES of the Agreement, as in effect as of the effective date of establishment set forth below.

Name of Series	WESTERN, a series of Getaway Collection LLC
Effective date of establishment	Jul 8, 2022
Managing Member	Sucasa Technologies, Inc. was appointed as the Managing Member of WESTERN with effect from the date of the Agreement and shall continue to act as the Managing Member of WESTERN until dissolution of WESTERN pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X
Initial Member	Sucasa Technologies, Inc.
Series Asset	The Series Assets of WESTERN shall comprise a residential property located at 7440 E Hubbell St, Scottsdale AZ 85257, which will be acquired by WESTERN upon the close of the Initial Offering and any assets and liabilities associated with such asset and such other assets and liabilities acquired by WESTERN from time to time, as determined by the Managing Member in its sole discretion
Asset Management Fee	As stated in Section 6.3
Property Manager	Getaway PM LLC
Property Management Fee	As stated in Section 5.10
Purpose	As stated in Section 2.4
Issuance	Subject to Section 6.3(a)(i), the maximum number of WESTERN Interests the Company can issue is 4,927
Number of WESTERN Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 1% and may purchase a maximum of 51% of WESTERN Interests through the Offering
Initial Interests Granted to Manager	The Manager is granted 77 shares of Series WESTERN for total consideration of $7,700
Broker	Dalmore Group, LLC

Interest Designation	No Interest Designation shall be required in connection with the issuance of WESTERN Interests
Voting	Subject to Section 3.5, the WESTERN Interests shall entitle the Record Holders thereof to one vote per Interest on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of WESTERN Interests shall be required for the approval of any matter, except as required by the Delaware Act or except as provided elsewhere in this Agreement.
	The affirmative vote of the holders of not less than a majority of the WESTERN Interests then Outstanding shall be required for:
	(a) any amendment to this Agreement (including this Series Designation) that would adversely change the rights of the WESTERN Interests;
	(b) mergers, consolidations or conversions of WESTERN or the Company; and
	(c) all such other matters as the Managing Member, in its sole discretion, determines shall require the approval of the holders of the Outstanding WESTERN Interests voting as a separate class.
	Notwithstanding the foregoing, the separate approval of the holders of WESTERN Interests shall not be required for any of the other matters specified under Section 12.1
Splits	There shall be no subdivision of the WESTERN Interests other than in accordance with Section 3.7
Sourcing Fee	No greater than $90,900, which may be waived by the Managing Member in its sole discretion
Other rights	Holders of WESTERN Interests shall have no conversion, exchange, sinking fund, appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of WESTERN Interests
Officers	There shall initially be no specific officers associated with WESTERN, although, the Managing Member may appoint Officers of WESTERN from time to time, in its sole discretion
Aggregate Ownership Limit	As stated in Section 1.1
Minimum Interests	10 Interests per Member
Fiscal Year	As stated in Section 8.2
Information Reporting	As stated in Section 8.1(c)
Termination	As stated in Section 11.1(b)
Liquidation	As stated in Section 11.3

Amendments to this Exhibit   As stated in ARTICLE XII

IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

MANAGING MEMBER
SUCASA TECHNOLOGIES, INC.

By: _____
Alexandra Nichols
Chief Executive Officer and President

COMPANY
GETAWAY COLLECTION LLC

By: Sucasa Technologies, Inc., its Managing Member

By: _____
Alexandra Nichols
Chief Executive Officer and President